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FORM 4
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STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP
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1.       Name and Address of Reporting Person

         Hvide, J. Erik
         2200 Eller Drive, P.O. Box 13038
         Ft. Lauderdale, Florida  33316
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2.       Issuer Name and Ticker or Trading Symbol

         Hvide Marine Incorporated (HMAR)
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3.       IRS or Social Security Number of Reporting Person (Voluntary)
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4.       Statement for Month/Year - April 1999
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5.       If Amendment, Date of Original (Month/Day/Year)
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6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)

         1.  Chairman, President and CEO
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7.       Individual or Joint/Group Filing -- Form filed by One Reporting Person
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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.       Title of Security -
         CLASS A COMMON STOCK
         CLASS A COMMON STOCK
         CLASS B COMMON STOCK
         CLASS B COMMON STOCK
         CLASS B COMMON STOCK
         CLASS B COMMON STOCK
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2-4  Transaction Date   Transaction                Securities Acquired (A) or
     (Month/Day/Year)      Code     Vol                   Disposed (D)
                                                             (A) or      Price
                                                   Amount      (D)   (per share)

      4/1/99                S                     15,000        D        2.4375
      4/1/99                S                      5,000        D        2.5625


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5-7.  Amount of Securities      Ownership Form:            Nature of Indirect
         Beneficially Owned at   Direct (D) or              Beneficial Ownership
         End of Month.           Indirect (I)



          59,490*                    D
         420,335                     I                   by limited partnership
         794,909                     I                   by limited partnership
          78,230                     I                   by limited partnership
         202,992                     I                   by limited partnership

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* Includes 15,490 shares acquired pursuant to the HMI Retirement Plan & Trust plan.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1.       Title of Derivative Security
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2.       Conversion or Exercise Price of Derivative Security
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3-5      Transaction Date   Transaction               Number of Derivative
         (Month/Day/Year)      Code      Vol           Securities Acquired
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6.       Date Exercisable and Expiration Date (Month/Day/Year)
             Date Exercisable              Expiration Date

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7.  Title and Amount of Underlying Securities
                  Title                  Amount or Number of Shares


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8.       Price of Derivative Security
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9-11. Amount of Derivative           Ownership Form:         Nature of Indirect
         Securities Beneficially      Direct (D) or         Beneficial Ownership
         Owned at End of Month.       Indirect (I)



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Explanation of Responses:

SIGNATURE OF REPORTING PERSON


/s/ J. ERIK HVIDE
J. Erik Hvide

May 10, 1999
Date